BRANDON J. CAGE

Assistant Vice President, Counsel

Law Department

Phone: 949-219-3943

Fax: 949-219-3706

Brandon.Cage@pacificlife.com

November 23, 2020

Yoon Choo

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:	Separate Account A of Pacific Life Insurance Company (811-08946)

Initial Registration Statement on Form N-4; Pre-Effective Amendment Nos. 1 and 2

Pacific Advisory Variable Annuity, File No. 333-240070

Separate Account A of Pacific Life & Annuity Company (811-09203)

Initial Registration Statement on Form N-4; Pre-Effective Amendment Nos. 1 and 2

Pacific Advisory Variable Annuity, File No. 333-240071

Dear Ms. Choo:

On behalf of Pacific Life Insurance Company (“Pacific Life”), Separate Account A of Pacific Life (811-08946), Pacific Life & Annuity Company (“PLA”), and Separate Account A of PLA (811-09203) (hereinafter collectively referred to as “Registrants”), set forth below are responses to Staff comments received on November 16, 2020 in connection with the above referenced Initial Registration Statements (filed on July 24, 2020), Pre-Effective Amendment No. 1 (filed on October 5, 2020), and Pre-Effective Amendment No. 2 (filed on November 6, 2020) on Form N-4. All disclosure changes included in this response will be made to all registration statements referenced above, as applicable, by pre-effective amendment.

PROSPECTUS

Cover Page

1.	Staff Comment: Cover Page, First Paragraph – In the fourth sentence, please add “Value” so that the sentence states “If the Contract Owner elects to pay an advisory fee from his or her Contract Value, then the…”

Response: We made the requested modification.

2.	Staff Comment: Cover Page, First Paragraph – Consider adding an additional cross reference to the “Taxes Payable on Withdrawals Prior to the Annuity Date” subsection of the Federal Tax Issues – Non-Qualified Contracts – General Rules section.

Ms. Choo

November 23, 2020

Response: We made the requested modification.

Overview

Contract Basics (p. 8)

3.	Staff Comment: First paragraph – In the first sentence, please remove “Value” so that the sentence states “…and the investment advisor will manage their Contract for an advisory fee”.

Response: We made the requested modification.

In addition, in the second paragraph on page 9, we modified the existing cross reference to include a reference to the “Taxes Payable on Withdrawals Prior to the Annuity Date” subsection of Federal Tax Issues – Non-Qualified Contracts – General Rules section.

Withdrawals (p. 10)

4.	Staff Comment: Fourth paragraph. Please revise the paragraph to summarize how the payment of advisory fees will impact the guarantees under the Contract, and per Registrant’s prior response to Staff comments, state that “Withdrawals for advisory fees that are less than or equal to 1.5% of Contract Value during a calendar year will not reduce the Death Benefit Amount under the optional Return of Investment (ROI) Death Benefit.”

Response: We modified the fourth paragraph as follows [new disclosure is underlined for your reference]:

“Withdrawals may also be made from the Contract to pay for advisory fees to your investment advisor. Withdrawals from your Contract to pay advisory fees (regardless of percentage or amount withdrawn) reduces the Contract Value by the withdrawal amount. These withdrawals will immediately reduce the death benefit amount under your Contract and may impact the benefits provided by an optional death benefit rider. Withdrawals for advisory fees that are less than or equal to an annual rate of 1.5% of the Contract Value during a calendar year will not reduce the Death Benefit Amount under the optional Return of Investment (ROI) Death Benefit. Withdrawals for advisory fees that exceed an annual rate of 1.5% of the Contract Value during a calendar year may reduce the Death Benefit Amount under the optional Return of Investment (ROI) Death Benefit by more than the actual excess withdrawal amount. See WITHDRAWALS – Optional Withdrawals – Withdrawals to Pay Advisory Fees and see FEDERAL TAX ISSUES – Advisory Fees for additional information on possible tax implications. Also see DEATH BENEFITS AND OPTIONAL DEATH BENEFIT RIDERS – Return of Investment (ROI) Death Benefit (Return of Investment (ROI) Death Benefit II for Contracts issued in California) for additional information about the impact of advisory fee withdrawals on the optional death benefit riders.”

Death Benefits and Optional Death Benefit Riders

Return of Investment (ROI) Death Benefit (p. 34)

5.	Staff Comment: Excess Advisory Fees. Please add as the first sentence that “Withdrawals of advisory fees that are equal to or less than the annual rate of 1.5% of your Contract Value during the calendar year, will not reduce the Death Benefit Amount under the rider.”

Response: We added the following disclosure as a new third sentence (wanted to lead with what an excess advisory fee is):

“There will be no adjustment for authorized withdrawals for advisory fees that are less than or equal to the annual rate of 1.5% of your Contract Value during a calendar year.”

Ms. Choo

November 23, 2020

6.	Staff Comment: Excess Advisory Fees. In the existing first sentence, please remove “and the withdrawal may reduce the death benefit” such that the sentence states “…may reduce the Death Benefit Amount by more than the actual excess withdrawal amount”.

Response: We made the requested modification. In addition, in the third sentence, we modified the sentence so it states, “Authorized withdrawals from your Contract to pay advisory fees (regardless of percentage or amount withdrawn) reduces the Contract Value by the withdrawal amount.”

To avoid confusion with the rider term (Excess Advisory Fee), we removed “and may impact guarantees under your Contract”. We will discuss any impact on guarantees under the Contract in the “Withdrawals to Pay Advisory Fees” section of the prospectus. See Response to Comments 8 and 9.

We also added a cross reference in Excess Advisory Fees to the “Withdrawals to Pay Advisory Fees” section of the prospectus.

Return of Investment (ROI) Death Benefit II (p. 35)

7.	Staff Comment: Return of Investment (ROI) Death Benefit II section – Please make the same disclosure changes to this benefit as were requested in Comments 5 and 6 above.

Response: We carried over the same modifications.

Withdrawals

Withdrawals to Pay Advisory Fees (p. 37)

8.	Staff Comment: Fourth paragraph, first sentence. For consistency, please add “(regardless of percentage or the amount withdrawn)” after “advisory fees” in the first sentence.

Response: We made the requested modification. Also see response to Comment 9 below.

9.	Staff Comment: Fourth paragraph. Please clearly summarize how payments of advisory fees will impact the guarantees under the Contract. Also, please state that “Withdrawals for advisory fees that are less than or equal to an annual rate of 1.5% of the Contract Value during a calendar year will not reduce the Death Benefit Amount under the optional Return of Investment (ROI) Death Benefit.

Response: We summarized how withdrawals to pay advisory fees impact both the Contract and the applicable death benefit riders. We split the paragraph into two separate bullets to provide more clarity and to compartmentalize the effects on the Contract and the effects on the optional death benefit riders.

10.	Staff Comment: Fourth paragraph, last sentence. Please change “death benefit rider” to “optional death benefit riders” at the end of the last sentence.

Response: We made the requested modification.

Ms. Choo

November 23, 2020

Return of Investment (ROI) Death Benefit Sample Calculations Appendix (p. 61)

11.	Staff Comment: Paragraph starting “During Contract Year 13”. Please note here that the reduction of the Total Adjusted Purchase Payment amount is more than the actual amount of the excess advisory fee.

Response: We made the requested modification.

I believe that the foregoing is responsive to Staff comments. If you have any questions, please call me at (949) 219-3943. Thank you.

Sincerely,

/s/ Brandon J. Cage

Brandon J. Cage